U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

1. Name and address of Reporting Person

W. C. Howlett
Box 326
Herndon, Virginia  22070


2.  Issuer Name and Ticker or Trading Symbol

Williams Industries, Inc.  (WMSI)

3.  IRS or Social Security Number of Reporting Person
    (Voluntary)



4.  Statement for Month/Year

December 1998

5. If Amendment, Date of Original (Month/Year)

6.  Relationship of Reporting Person to Issuer

X   Director
    Officer - Title -
    10% Owner
    Other

**********************

1.  Title of Security

Williams Industries, Inc. Common Stock

2.  Transaction Date (Month/Year)

12/98

3.  Transaction Code

    Code - P
    V

4.  Securities Acquired (A) or Disposed of (D)

    Amount    (A) or (D)    Price

    5000       (A)          $2.75

5.  Amount of Securities Beneficially Owned at End of Month

66,553

6.  Ownership Form: Direct (D) or Indirect (I)

(D)

7.  Nature of Indirect Beneficial Ownership

Table II
Derivative Securities Acquired, Disposed of, or Benefically Owned

1.  Title of Derivative Security


2.  Conversion of Exercise Price of Derivative Security

3.  Transaction Date (Month/Year)


4.  Transaction Code

    Code
    V

5.  Securities Acquired (A) or Disposed of (D)

    Amount    (A) or (D)    Price

6.  Date Exercisable and Expiration Date (Month/Date/Year)


7.  Title and Amount of Underlying Securities

    Title -
    Amount or Number of Shares -

8.  Price of Derivative Security

9.  Number of Derivative Securities Beneficially Owned at
    End of Month

10. Ownership Form of Derivative Security: Direct (D) or
    Indirect (I)

11. Nature of Indirect Beneficial Ownership


Signature:

/s/ W. C. Howlett
    W. C. Howlett